April 23, 2021

VIA E-MAIL

M. Andrew Kress, Esq.
Senior Counsel
Nationwide Life and Annuity Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215

Re: Nationwide VL Separate Account-G: Initial Registration Statement on Form N-6 (SEC File Nos. 333-253123 & 811-21697)

Dear Mr. Kress:

The Staff has reviewed the above-referenced initial registration statement for
Nationwide   Advisory
Variable Universal Life which was filed with the Commission on February 16, 2021. We note that certain material information, the draft initial summary prospectus, and other required exhibits were not included in the initial N-6 filing. When the required information is submitted in a pre-effective amendment, we may have additional comments on the new material as well as the responses to questions we pose in this letter. We have provided a full review of the documents submitted thus far, and our initial comments are indicated below. Page references reflect the pages in the courtesy copy provided for our review. Item references are to the item numbers set forth in Form N-6 unless otherwise indicated. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

1. Guarantees. Please confirm supplementally whether there are any types of guarantees or support agreements with third parties to support any of the contact features or benefits associated with the policy.

2. Cover Page.
a. Type of Policy. The policy is referred to as a variable, fixed, and index-linked universal life insurance policy. Given the very limited availability of the fixed account, please explain why it is appropriate to hold out the policy as a fixed policy.

b. Free Look. Please clarify the amount that will be refunded consistent with
Item 1(a)(8) of Form
N-6.

c. Distribution. In discussions with the staff, counsel indicated this policy will be an advisory sold product. If correct, please disclose on the cover page that the policy is available through third-party financial intermediaries who charge an advisory fee for their services, and state that this fee is in addition to policy fees and expenses. Also state that if a contract owner elects to pay the advisory fee from his or her policy value, this deduction: (i) may reduce the death benefit(s) and other


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April 23, 2021
Page 2 of 12
guaranteed benefits; and (ii) may be subject to federal and state income taxes and a 10% federal penalty tax. Finally, the prospectus states that advisory fees may be paid through policy loans;
please explain supplementally how else the advisory fees may be paid. For example, can the advisory fee be paid by periodic policy withdrawals or from another pool of assets?

3. Glossary (pp. 2-4).
a. CI Accelerated Death Benefit Payment. The Glossary defines the term    CI
Accelerated Death
Benefit Payment    in terms of its relationship to the    CI Unadjusted
Accelerated Death Benefit
Payment.    Please also define this latter term.

b. Death Benefit Definition. Currently, the definition of Death Benefit refers
to    reductions for
any long-term care benefits paid [and] adjustments or reductions under the Long-Term Care Rider.
However, the description makes no specific reference to adjustments or reductions associated with the three accelerated death benefit riders (Terminal, Chronic, or Critical) or the Overloan Lapse
Protection Rider II. Please revise the Death Benefit definition as appropriate or explain to the staff why no revisions are necessary.

c. Additional Terms. A number of undefined terms appear throughout the prospectus including the
following:    Total Specified Amount,       Rider Specified Amount,    and
No-Lapse Guarantee
Period.    If capitalized terms are not confined to and defined within a specific section of the
prospectus, please define them in the glossary.

4. Table of Contents (pp. 5-6). The Table of Contents does not consistently reflect the
subheadings under each primary heading (see, e.g.,    Transfers Among and
Between the Policy
Investment Options    subheadings and, on page 31, the    Premium Payments
subheading). Please
amend the Table of Contents to present heading information consistently throughout the prospectus.

5. Key Information Table (pp. 7-8).
a. Table Headings and Legend Formatting Requirements. In the Key Information
Table (   KIT   ),
the primary table headings are presented in white text on a gray background. Please replace the white with black text or another color that is easier to see and will make the required headings appear more prominent. See, Form N-6, General Instruction C.1(a). Also, per Instruction 1(a) to
Item 2 of Form N-6, the KIT may not modify or substitute    the title,
headings, and sub-headings for
this tabular presentation     unless otherwise provided.    Accordingly, please
delete the
parenthetical in the 3rd row of the table   s Risk section.

b. Cross References in the KIT. Please ensure that electronic versions of both the summary and statutory prospectus include appropriate electronic links from each row of the KIT to the corresponding statutory prospectus sections where the specific subject matter is discussed in greater detail. See Instruction 1(b) to Item 2.

c. Surrender Charge. Please modify the description to state that no surrender charges are assessed when the policy is fully surrendered.

d. Transaction Charges. If Nationwide imposes charges at the time certain riders are invoked, these charges should be mentioned in the transaction charge description in the KIT.



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e. Ongoing Fees and Expenses: Contract level fees. In the description of the ongoing policy fees
and expenses, please include the parenthetical    (e.g., age, sex, and rating
classification)    giving
examples of characteristics upon which these charges may vary. See Instruction 2(c)(i) to Item 2 of
Form N-6. Also, please modify the legend to state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.

f. Not a Short-Term Investment. Please delete the second paragraph of this explanation and replace it with a brief explanation about why this policy is not an appropriate
short   term
investment.

g. Policy Lapse. If correct, please include payment of insufficient premium in the description of circumstances which may cause the Contract to lapse.

h. Restrictions: Investments. Please add a summary of any restrictions on the frequency, amount, or number of general or variable account option transfers permitted including restrictions on short-term trading or access to value invested in the Indexed Interest Options.

i. Restrictions on Optional Benefits. If certain optional benefits limit or restrict the choice of investment options available under the contract, explicitly state this. Also disclose that if a policyowner elects to pay third-party advisory fees from his or her policy value, such deductions: (i) may reduce the death benefits and optional rider benefits; and (ii) may be subject to federal and state income taxes and a 10% federal penalty tax. Please include appropriate cross-references as well.

j. Investment Professional Compensation. If the contract will be sold exclusively through third-party financial intermediaries who charge an advisory fee for their services, this disclosure is not applicable and may be excluded. See Instruction to Instruction 6 of Item 2 of Form N-6.

6. Item 3(a) Purpose of the Contract (p. 8). Per Item 3(a) of Form N-6, please [s]tate for whom the Contract may be appropriate (e.g., by discussing a representative investor
 s time horizon,
liquidity needs, and financial goals).

7. Restrictions on Premiums (p. 8). Please disclose that the fixed option has limited availability.

8. Additional Information on Underlying Funds (p. 9). Per Instruction 1 to Item 3(b) of Form N-
6, please make the last sentence of the    Premiums    disclosure on page 9
more prominent.

9. Transfer Requests (p. 10). For consistency with the policy   s prohibition
on frequent
reallocations among certain subaccounts and the subsequent paragraph, please add the word
   generally    to the first sentence under the    Transfer Requests
heading.

10. Right to Cancel (p. 10). Please clarify that, depending on the state in which the policy was
issued, the term    refund    refers either to the amount paid with the
investor   s application or the total
policy value.



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April 23, 2021
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11. Supplemental Policy Overview Disclosure (pp. 9-10). In an appropriate location within the
Item 3 disclosure, please disclose in a separate paragraph that paying third-party advisory fees directly from policy value or through policy loans (i) may reduce the death benefits and optional rider benefits; and/or (ii) may be subject to federal and state income taxes and a 10% federal penalty tax.

12. Item 4 Fee Table Preamble (pp. 10-11). Please use bold font for the first paragraph and delete the middle paragraph of the fee table preamble. Please also include a sentence stating that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from policy value or other assets of the owner and that if such charges were reflected, the fees and expenses would be higher.

13. Item 4 Transaction Fees (p. 11).
a. Transaction Fees Table Generally. The Transaction Fees table should present any charge that does not recur on a regular basis including optional benefit charges that are incurred when the rider option is issued or exercised. Accordingly, please relocate the charges upon invoking the Overloan
Lapse Protection Rider and all three Accelerated Death Benefit Riders to the Transaction Fees table.

b. Percent of Premium Charge. The Transaction Fee Table should show the Percent of Premium
Charge as a percentage of the premium paid, not as a dollar value per each $1,000 premium payment. Based on the information presented, the maximum charge should be shown
as    5% of
Premium Paid.    Please revise accordingly. This comment applies to the Percent of Sub-Account
Value Charge in the next table as well.

c. Percent of Premium Charge Footnote. Please delete the footnote to the Percent of Premium
Charge (Footnote 1) because it does not provide any additional information and unnecessarily clutters the presentation. For the same reasons, delete footnote 3 to the next table as well.

14. Item 4 Periodic Charges Table (pp. 11-13).
a. Periodic Charge Table: General Format. Item 4 of Form N-6 instructs Registrants to present
all    Periodic Charges Other Than Annual Portfolio Company Expenses    in a
single table following
the Transaction Fee Table. Accordingly, please identify the table as Periodic Charges Other Than
Annual Portfolio Company Expenses    and move the Rider charges that are
assessed on a periodic
basis to this table.

b. Amount Deducted. Please make sure the descriptions of the maximum and representative insured values match. For example, the maximum Cost of Insurance Charge currently is described
   per $1,000 of Net Amount At Risk    while the representative cost is stated
  per $1,000 of Net
Amount At Risk during the No-Lapse Guarantee Period.    Also, because the Cost
of Insurance
charge varies based on individual characteristics, in addition to the maximum fee, please disclose the minimum fee per Instruction 3(b) of Item 4 under Form N-6.

c. Low Cost Sub-Account Fee. Please remove this charge from the Item 4 Periodic Charges Table.
Per Form N-6, this charge should be reflected in Total Annual Underlying Mutual Fund Expenses
(which you have done).



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April 23, 2021
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15. Presentation of Optional Benefit Charges (pp. 12-13).
a. Footnotes. At present, a number of the optional benefit charges include footnotes describing the characteristics associated with the maximum and minimum costs presented. Per Instruction 3(b)(i) to Item 4, Form N-6 only requires the table to identify characteristics of the representative insured.
Please consider removing these footnotes as they not required and unnecessarily complicate the visual clarity of the required information. See, General Instruction C.1(c) to Form N-6. Also, for the charges associated with the first two Accelerated Death Benefit riders, either add the information for the representative insured or please delete the footnote symbols.

b. Accelerated Death Benefit for Terminal Illness Rider Charge. Please use the same reference value to describe the maximum rider charge (per $1,000 of Unadjusted Accelerated Death Benefit
Payment) and the charge for the representative insured (per $1,000 of Cash
Value).

16. Third-Party Advisory Fees (p. 14). In the principal risks section, please include a separate paragraph summarizing the risks associated with the deduction of third-party advisory fees from contract value (e.g., the deductions may reduce death benefits, optional rider benefits, increase the likelihood of policy lapse, may be subject to federal and state income taxes, and may incur an additional 10% federal penalty tax as well as the consequence of paying advisory fee with a policy loan).

17. Risk of Fee Increases (p. 14). If correct, please disclose that increased rider charges may require the contractowner to pay higher premiums to avoid policy lapse in certain circumstances.

18. Policy Illustrations (p. 14). Please limit the    Unfavorable Sub-Account
Investment
Experience    section to the discussion of principal policy risks. The
discussion of policy
illustrations should be repositioned within the prospectus to a more appropriate location (e.g., Item
8, General Description of Contracts or Item 9, Premiums).

19. Sub-Account Investment Risk (p. 15). Please affirmatively state that each underlying fund can lose money overall, may decrease in value over both the short and long term, may fail to achieve its respective investment objectives, and may perform less well than other funds that contractowners could buy.

20. Variable Investment Options (p. 19). In the    Variable Investment Options
  discussion, please
include the disclosure required by Item 6(c) to Form N-6.

21. Reduction of Accumulation Units (p. 20). If advisory fees are deducted from policy value, please expressly identify the deduction of advisory fees on page 20 in the list of circumstances in which accumulation units will be redeemed.

22. Interest Crediting Risks for the Indexed Interest Strategies (p. 23). Please include the risks described in this section in the Principal Risks section of the prospectus or explain supplementally why these risks are not principal.





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April 23, 2021
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23. Nationwide   s One-Day Delay Program (pp. 24-25). Please provide the staff with a legal
analysis supporting the One Day Delay Program described in the    Sub-Account
Transfers
disclosure on pages 24 and 25. In particular, please explain how this policy is consistent with the requirements of Rule 22c-1 which requires orders to be processed at the NAV next computed.

24. Purchasing a Policy (p. 29). Please state more clearly that non-medical underwriting is generally disadvantageous to healthier insureds and explain why.

25. Premium Payment Conditions (p. 31). Nationwide may require satisfactory evidence of insurability before accepting any additional premiums that increases the policy
  s Net Amount At
Risk. Please explain supplementally when this might occur. In our experience, typically, premium payments reduce or have no impact on the Net Amount at Risk.

26. Premium Payments: Presentation (p. 31). The description of how premium payments allocated to indexed interest options are processed on the Sweep Date is difficult to follow. Please revise for clarity.

27. Terminating the Policy (p. 32). For clarity, please add the phrase    and
the policy lapses    after
the reference to the Grace Period ending.

28. Other Benefits Chart (pp. 33-34).
a. Format. Please add line items for Dollar Cost Averaging, Asset Rebalancing, Automated
Income Monitor services, Declared Rate Policy Loans, and Investment Advisory Policy Loans.

b. Purpose. To the extent possible, please state the purpose for each benefit in consistent and simple terms. For example, consider characterizing the purpose for the No-Lapse Guarantee Policy
Continuation Rider and the Long-Term Care Rider in terms of the benefit each provides (e.g.,
prevents lapse when     or provides monthly payments for    ).

29. Presentation of Specific Benefits (pp. 33-34).
a. All Accelerated Death Benefit Riders. If correct, please add appropriate disclosure to each accelerated death benefit rider indicating that the benefit amount may be reduced because of benefits already paid under other accelerated death benefit rider options under the contract.

b. Accelerated Death Benefit for Terminal Illness Rider. In the first bullet point for this rider,
please consider substituting a different term for the word    single    to
avoid investor confusion about
how the insured   s marital status applies to benefit eligibility.

c. Overloan Lapse Protection Rider II. The contract does not offer the rider mentioned parenthetically in the third bullet point; please delete the exception reference.

d. Mutually Exclusive Benefits. To the extent that any benefits are mutually exclusive (e.g.,
Accelerated Death Benefit for Chronic Illness Rider and Long-Term Care Rider), indicate these restrictions in the appropriate locations within the table.





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April 23, 2021
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e. Rider Election Limitations. If a particular optional benefit can only be elected at issue, identify this in the final column corresponding to that benefit.

30. Percent of Sub-Account Value Charge (p. 36).
a. Amount Deducted. The maximum charge should be described in terms that are consistent with
the name of the charge. Accordingly, the current    percent of subaccount value
   charge should be
stated as a percentage of subaccount value rather than a dollar value. Please disclose accordingly, and apply the same principles to the Percent of Premium Charge as well.

b. Lower Current Rates. The last paragraph of the Percent of Sub-Account Value Charge
description ends with the conditional phrase    subject to allocation of
sufficient dollar amounts to
qualify for the lower current rates.    Please restate this in plain English so
a reader understands this
does not refer to the sufficiency of the amount an individual contractowner allocates to a particular
Sub-Account. For context, please cross-reference the    Reduction of Charges
disclosure on page
39 as well.

31. Low Cost Sub-Account Fee (p. 36). The term    Low Cost Sub-Account Fee
suggests that the
operating expenses of these funds are lower than other funds offered through the contract. In your
response letter, explain why characterizing them as    low cost    investment
options is not misleading
when contractowners pay an offsetting charge to invest in these funds.

32. Cost of Insurance (COI) Charge (pp. 36-37). Please supplementally explain to the Staff how
Nationwide covers its mortality expense risk when the current COI charge is $0.00 per $1,000 of
Net Amount at Risk. If Nationwide offsets this risk by assessing different charges at higher rates, disclose this and identify the charges relied upon for this offset.

33. Flat Extras and Substandard Ratings (p. 37). The disclosure states that the Flat Extra Charge
is a component of the total Cost of Insurance Charge    and that the Flat Extra
Charge will not    result
in the Cost of Insurance Charge exceeding the maximum charge shown in the Fee
Table.    Please
clarify whether this means (i) an insured   s total COI charge (i.e., COI
charge plus all Flat Extra
charges) will never be higher than the maximum COI in the fee table; or (ii) these are two distinct charges (such that the maximum would be $85.42 per $1,000 of Net Amount at Risk)?

34. Item 7(a): Current Charges (pp. 36-38). In response to Item 7(a), please disclose the amount of the current charge rate for each of the following:
    x Flat Extra Charge (p. 37).
    x Per $1,000 of Specified Amount Charge (p. 37).
    x Percent of Premium Charge (pp. 37-38).
    x Indexed Interest Strategy Charge (p. 38)

35. Indexed Interest Strategy Charge (p. 38). When providing the charge as a percentage, please state the reference value to which the percentage applies (e.g., 0.25% of X).

36. Service Fees (p. 38). For Service Fees based on illustrations, please clarify whether the
maximum charge is    $25.00 per request    or    $25.00 per illustration
requested.




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April 23, 2021
Page 8 of 12
37. Distribution, Promotional, and Sales Expenses (p. 39). Please revise this section, to the extent appropriate, to clarify that the insurer does not pay commissions to financial intermediaries because such intermediaries receive compensation in connection with the policy in the form of advisory fees paid by policy owners.

38. Policy Riders and Rider Charges: Generally (p. 41). We note that the introduction to the rider
descriptions says that    [r]ider charges are assessed starting on the Policy
Date and each Policy
Monthaversary    .    However, certain rider charges are transactional and
assessed differently.
Please revise the introduction as needed to address this issue.

39. Accelerated Death Benefit for Chronic Illness Rider (pp. 42-46).
a. Eligibility Requirements. To help the staff understand this rider more fully, please supplementally explain the circumstances contemplated in the third bullet point and the reason for this condition.

b. Chronic Illness Benefit Payment Calculation     Administrative Charge and
Deductions. The
description of the benefit payment amount is complex and difficult to understand. Please revise for clarity and consider providing a clear, concise, and understandable example.

c. Impact of Invoking the Accelerated Death Benefit for Chronic Illness Rider on the Policy.
Please revise the disclosure to clarify the operation of the rider for policy owners, including the
relationship between the rider   s benefits and the policy   s ultimate death
benefit value. Please also
include a clear, concise, and understandable example of the operation of the rider.

d. Impact of Partial Surrenders and Indebtedness on Rider Benefits. If payment of the rider
benefit could cause the policyowner   s contract to lapse, state this
prominently and explicitly. The
corresponding disclosure should clearly identify the circumstances in which a policyowner could forfeit the contract as a direct result of exercising this benefit. The disclosure also suggests that exercising this rider on a policy with significant outstanding loan debt may discharge the debt instead of allowing the policyowner to apply the rider proceeds as intended. If correct, please make this point more clearly. Please treat parallel portions of similar riders the same way.

40. General Benefit Example Format. Please revise the examples of the accelerated death benefits to be clear, concise, and understandable See Instruction to Item 11 of Form N-6. For riders that are substantially similar, present parallel hypothetical information to highlight differences in their operation, calculations, and results (e.g., same individual characteristics for the insured, same
Specified Amount and Cash Value assumptions, etc.).

41. Accelerated Death Benefit for Critical Illness Rider (pp. 46-50).
a. Rider Presentation: Generally. For this rider and the Accelerated Death Benefit for Terminal
Illness Rider, please apply the concepts and principles outlined in the rider comments offered above but tailor revisions to highlight the procedures, features, benefits, and/or operations unique to each rider.

b. Eligibility Requirements. We note that the description of the rider eligibility requirements directs the policyowner to the Rider document rather than providing the referenced information in



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April 23, 2021
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the text of the prospectus. Please confirm that all material elements of the rider (e.g., factors material to eligibility) are disclosed in the prospectus.

c. Reduction Factor. Please add disclosure providing a practical summary of what this reduction factor calculation is intended to achieve and why it matters to a policyowner.

42. Accelerated Death Benefit for Terminal Illness Rider (pp. 50-52).
a. Restrictions to Coverage. Please compare the bulleted disclosure on page 50 with the optional benefits table restrictions presented on page 34 to ensure the optional benefits table appropriately summarizes the most relevant restrictions and limitations and revise as appropriate.

b. Effect of the TI Unadjusted Death Benefit Payment on Policy Values. We note that the
disclosure on page 50 states that    Nationwide will provide a Rider
specification page that shows the
effect of the TI Unadjusted Accelerated Death Benefit Payment on policy values.
   Please disclose
whether contractowners may request illustrations of various hypothetical scenarios before making a claim and, if so, disclose how to request them.

43. Long-Term Care (   LTC   ) Rider (pp. 52-55).
a. Long-Term Care Rider Benefit. Please clarify that the amount of the benefit is based on an elected percentage of the Long-Term Care Specified Amount and is not related to the actual costs you may incur for long-term care services.

b. Example. Please show the maximum monthly benefit calculation in the example (e.g., rather than just $12,000, show $400,000 x 3% = $12,000).

c. Impact of Invoking the Long-Term Care Rider on the Policy and other Riders. It is unclear what restrictions apply during the elimination period when the policyowner has invoked the LTC Rider but benefits are not yet being paid. Can the policyowner take loans and partial surrenders or make any of the changes described directly above the bullet points on page 53 during this time? Do the bullet points apply to the elimination period, or do they apply only after the policyholder begins receiving benefits under LTC Rider? Please clarify.

44. Overloan Lapse Protection Rider II (pp. 55-57)
a. Eligibility: In-Force Requirement Period. With respect to the third bullet point on page 55, please clarify whether the 15-year threshold requirement means 15 consecutive years or, in the case of reinstated policies, 15 total years In Force.

b. Example. The basis for certain values in the example on page 56 is not clear. Please show or explain the origin of the 14.7% value that appears in line (2) of the calculation. Likewise, in line
(4), please show how the non-loaned Cash Value is calculated (e.g., reduced Cash Value minus
Indebtedness = non-loaned Cash Value, so $319,875 - $195,000 = $124,875). Apply corresponding changes to the companion rider as well.

c. Overloan Lapse Protection Rider II Charge. Please revise the third sentence under this heading so the text more clearly explains the value to which the percentages apply
(e.g.,    ranges from 0.15%
[of X] to 18.50% [of Y].    Please identify X and Y.).



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45. Policy Owner Services (pp. 57-59) and Policy Loans (pp. 59-62). For each service or benefit described in these sections , please provide the examples called for in the Instruction to Item 11(c) of Form N-6 and ensure the related benefit description satisfies the requirements identified in Item
11(b) and (c) of the Form.

46. Dollar Cost Averaging (   DCA   ): Frequency (p. 57). The disclosure
states,    [p]olicy owners
may direct Nationwide to automatically transfer specific amounts from the [designated] Sub-
Accounts.    Please revise this disclosure to indicate whether these transfers are monthly, quarterly,
annually, or otherwise and state how long such transfers will last.

47. Asset Rebalancing (p. 57). Please clarify the statement,    [u]nless
elected otherwise, asset
rebalancing will not affect the allocation of Premiums paid after beginning the
program.    Please
supplementally explain how Nationwide treats later received premium payments made once the asset allocation program begins. Once premium payments are allocated and become Cash Value, are those assets then rebalanced at the next interval? Please clarify the disclosure accordingly.
Also, if correct, please modify the penultimate sentence of this section to clarify that asset rebalancing also may be terminated when a mutually exclusive rider option is invoked, and please identify any such rider.

48. Automated Income Monitor (p. 58). Certain aspects of the Automated Income Monitor program are not disclosed with sufficient clarity. In particular, please specifically state whether
Nationwide reserves the right to charge the policyowner for each partial surrender taken under the program. If so, also disclose any heightened risks (e.g., lapse) of which the policyowner should be aware.

49. Automated Income Monitor (pp. 58-59)
a. Policy Cost Basis. The second paragraph of the    Automated Income Monitor
 section refers to
a    Policy Cost Basis.    Please describe this value, how is it determined,
and how it is applied
throughout the product.

50. Item 13(d): Policy Loans (pp. 59-62). Item 13(d) of Form N-6 requires the prospectus to
disclose that    amounts borrowed under a Contract do not participate in a
Registrant   s investment
experience.    Please include this language.

51. Investment Advisory Policy Loans (pp. 60-62).
a. Prospectus Disclosure. Please add prospectus disclosure explaining how a contractowner may terminate his or her participation in this process after automatic payments to the investment adviser
have begun. Also, in the related disclosure under the    Loan Amount    heading
on page 60, please
review the percentages stated and disclose their relevant reference values (e.g., 1.5% of [Cash
Value]). Further, please include disclosure describing the effect of paying advisory fees through policy loans (i.e., that policy owners will pay interest on any advisory fee which has the effect of increasing the cost of advisory services) and why a policy owner may choose to pay this fee through a policy loan. Finally, please provide an example showing how Investment Advisory Policy Loans work and the impact they will have on contractowner death benefits.




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April 23, 2021
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b. Repayment. Please add specific disclosure explaining, in practical terms, how repayment of loans impacts the primary values under the contract (e.g., cash value, death benefit value, optional rider benefits, etc.).

52. No-Lapse Guarantee Policy Continuation (p. 62). Please revise the first paragraph of this section to include a practical discussion of the context in which this provision is beneficial.

53. Partial Surrender (pp. 63-64). We note that the only prospectus references to restrictions on partial surrenders appear on page 64. Given that in lieu of a full surrender of the policy, a
policyowner can access no more than 20% of the policy   s cash surrender value
per year for the first
decade they own the policy, please disclose this information in the Not a Short-Term Investment portion of the Key Information Table and in the Item 3 Overview of the Contract.

54. Calculation of Minimum Death Benefit (p. 64). The bottom of page 64 states, [w]hile the policy is In Force, the Death Benefit will never be less than the Base Policy Specified Amount.
Please consider whether this statement applies if: (a) there is also outstanding policy debt on the contract; or (b) benefits have already been paid under one of the accelerated Death Benefit Riders.
If appropriate, please revise. .

55. Minimum Long Term Care Rider Death Benefit Proceeds (p. 67). Please revise the two bullet points for clarity. Also, the first bullet point compares the death benefit to the Base Policy
Specified Amount minus any Indebtedness, while the second bullet compares the death benefit to
Long-Term Care Specified Amount minus any Indebtedness. Please confirm this distinction is correct. Please also clarify what the minimum death benefit would be for situations not covered by either bullet point.

56. Life-based Payout Options (p. 68). If correct, clearly state that a potential consequence of each life settlement option is that the payee could receive far less than the policy death benefit would have provided if the payee does not live long enough to receive the whole death benefit value over time.

57. Taxes (p. 69). Please describe the potential tax consequences of deducting advisory fees from policy value or through policy loans. Please also explain supplementally whether Nationwide has receive any Private Letter Ruling with respect to the treatment of the deduction of advisory fees from variable life insurance policies.

58. Additional Medicare Tax (p. 72). In the    Additional Medicare Tax
section, please revise the
last sentence of the first paragraph to provide updated information applicable to 2021.

59. Financial Statements (p. 78). Please disclose that the SAI is available electronically on the
Registrant   s webpage.

60. Appendices A (p. 79).
a. Footnote. Please revise the footnote denoted with an    *    to state that
the annual expenses
reflect temporary [emphasis added] fee reductions.




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April 23, 2021
Page 12 of 12
b. Table. Please provide the Staff with a completed Appendix A table consistent with the requirements of Item 18 to Form N-6. The Staff may have subsequent comments upon receipt of this and all other required disclosures that were not included in the initial N-6 filing on EDGAR.

61. One Year Uncapped S&P 500 Point-to-Point Examples (p. 87ff). Please be advised that when the Staff reviewed substantially identical examples filed by Nationwide VL Separate Account-G in
February 2021, we identified presentation errors requiring corrections in each example. Please revise the examples accordingly in your next pre-effective amendment.

                                              ********

Please respond to the comments above in a letter filed as EDGAR correspondence and in the form of a pre-effective amendment to the registration statement filed pursuant to Rule 472 under the
Securities Act. Where no change has been made in response to a comment, please indicate this in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, please explain how Registrant has revised the disclosure to address the issues raised and, if appropriate, the location of responsive new or revised disclosure in the amended filing. As required by the rule, please ensure that you mark new or revised disclosure to indicate the change. You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of any preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-
6324 or via email to MarquignyR@sec.gov.


                                                                 Sincerely,
                                                             /s/ Rebecca Ament
Marquigny
                                                                Rebecca Ament
Marquigny
                                                                Senior Counsel
                                                                Disclosure
Review Office 2